HEMISPHERX BIOPHARMA, INC.

1617 JFK Boulevard

Philadelphia, Pennsylvania 19103

May 19, 2017

Suzanne Hayes, Esq.

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20002

Re:	Hemispherx Biopharma, Inc.
Registration Statement on Form S-1
(SEC filing No. 333-217671)

Acceleration Request Requested Date: May 23, 2017 Requested Time: 4:00 P.M. Eastern Time

Dear Ms. Hayes:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Hemispherx Biopharma, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-217671) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Silverman Shin & Byrne PLLC, by calling Richard Feiner, Esq. at (646) 822-1170.

Very truly yours,

HEMISPHERX BIOPHARMA, INC.

By:	/s/Adam Pascale
Adam Pascale,
Chief Financial Officer

cc: Richard Feiner, Esq.